Exhibit 99.1

Claude Resources Inc.

ANNUAL INFORMATION FORM

March 28, 2008

Table of Contents

Claude Resources Inc. (“Claude” or the “Company”)
Annual Information Form - March 28, 2008

Page

Statement Regarding Forward-Looking Information	4
Glossary of Terms	5
Item 1: Corporate Structure
1.1 Name, Address and Incorporation	12
1.2 Subsidiary Corporations	12
Item 2: General Development of the Business
2.1 Recent History	12
Item 3: Description of the Company’s Business
3.1 General	13
3.2 Risk Factors	14
3.3 Mineral Properties	19
3.4 Statement of Reserves Data and Other Oil and Natural Gas Information	42
Item 4: Dividends
4.1 Dividends	57
Item 5: Description of Capital Structure
5.1 General Description of Capital Structure	57
Item 6: Market for Securities
6.1 Trading Price and Volume	58
Item 7: Directors and Officers
7.1 Name, Occupation and Security Holdings	59
Item 8: Transfer Agent and Registrar
8.1 Transfer Agent and Registrar	60
Item 9: Material Contracts
9.1 Material Contracts	60
Item 10: Interests of Experts
10.1 Names of Experts	60
10.2 Interests of Experts	60
Item 11: Audit Committee
11.1 Audit Committee Charter	60
11.2 Composition of Audit Committee	60
11.3 Relevant Education and Experience	61
11.4 Pre-Approval Policies and Procedures	61
11.5 External Audit Service Fees	62
Item 12: Additional Information	62

APPENDIX A	Report on Reserves Data by Independent Qualified Reserves Evaluator
APPENDIX B	Report of Management and Directors on Reserves Data and Other Information
APPENDIX C	Audit Committee Disclosure

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intent”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failure to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams	Troy Ounces	0.032

Claude Resources Inc. - 2007 Annual Information Form	4

GLOSSARY OF TERMS

ARTC - Alberta Royalty Tax Credit.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite - a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample. Technique usually involves firing/smelting.

Autoclave - a high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Bbls - barrels; 34.972 Imperial gallons per barrel or 42 U.S. gallons per barrel.

BCF - billion cubic feet.

BOPD - barrels of oil per day.

Batholith - a very large intrusive mass of igneous rock.

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

BQ Drill - a drill having a core diameter of 36.5 mm and a hole diameter of 60 mm.

Brecciated - broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp - a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis - in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest - the Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - a sulphide mineral of copper and iron.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

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Crown - Her Majesty the Queen in right of Saskatchewan as represented by the Saskatchewan Ministry of Energy and Resources.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Cut Value - applies to assays that have been reduced by a statistically determined maximum to prevent erratic high values from inflating the average.

Developed or Development - in oil and natural gas refers to land to which proved or probable reserves have been assigned, with any wells drilled in a developed area specified as development wells.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Disposition - rights granted by the Crown under a permit, claim or lease.

Disseminated - where minerals occur as scattered particles in the rock.

Dore - the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Dry Well - a well found to be incapable of producing hydrocarbons in quantities sufficient to justify completion of the well.

Electrowinning - the process of recovering metal from solution by electrolysis.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include: water chemistry, flora and fauna.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Exploration Wells - wells drilled to find hydrocarbons in an unproved area.

Face - the end of a drift, crosscut or stope in which work is taking place.

Facies - the character and composition of sedimentary deposits.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - a definitive study of the viability of a mineral project by a qualified professional that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

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Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Gabbro - a coarse-grained, crystalline, dark igneous rock.

Geochemistry - the study of the chemical properties of rocks.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gross - in reference to land or wells means a 100% interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Gross Reserves - total remaining projected production from a 100% interest in the applicable property.

Head Grade - the average grade of ore fed into a mill.

Highwall - the unexcavated face of ore in an underground stope.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal Alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

ICA - Investment Canada Act (Canada).

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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Intrusion; Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

ITA - Income Tax Act (Canada).

Lens - a body of ore that is thick in the middle and tapers towards the ends.

LT - long tons.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

MCF - thousand cubic feet.

MLT - thousands of long tons.

MMCF - millions of cubic feet.

MSTB - thousands of stock tank barrels.

Mesothermal - a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed Rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are often used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Muskeg - a thick deposit of decayed vegetable matter forming swampy areas.

Natural Gas Liquids or ngls - primarily consist of propane, butane and condensate.

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Net Profit Interest - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less the deduction of the equivalent percentage of costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar - a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve - the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Recovery Rate - the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory - ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

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Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geological evidence.

Reverse Circulation Drilling (RC) - a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Roasting - to heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.

Sericite - a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification - the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of water.

Splay - one of a series of divergent small faults or fractures at the extremities of a major fault.

STB - stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Supergene Effects - the near surface effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Synform - a fold whose limbs close downward in strata for which the stratigraphic sequence is unknown.

Tailings Pond - a low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne - a metric ton or 2,204 pounds.

Tourmaline - a complex, crystalized silicate containing boron.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Undeveloped Acreage - in reference to oil and natural gas reserves, means land to which no proven or probable reserves have been assigned.

Unitized - the consolidation of several producing leases into one operating unit; is usually undertaken to enable greater recovery of natural gas, crude oil and liquids because it allows for more economical operations.

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Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood - a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Weighted Average Exercise Price - the average price calculated when the grant price of each stock option is multiplied by the number of options for each option grant price. The result is summed and the total divided by the sum of the options granted.

Weighted Average Remaining Life - the average remaining life of stock options outstanding calculated when the remaining life of each stock option is multiplied by the number of options for each grant price. The result is summed and the total divided by the sum of the options granted.

Working interest or WI - in reference to oil and natural gas reserves, means the interest held by Claude in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Working Interest Reserves - in reference to oil and natural gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

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Item 1 Corporate Structure

1.1           Name, Address and Incorporation

Claude Resources Inc. (“Claude” or the “Company”) was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of Claude were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by Claude pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being changed into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. pursuant to a take-over bid offer made by Claude on March 13, 1998 (the "Take-over Offer"), and all of the outstanding shares of 3377474 Canada Inc., owner of the mineral property, mill and equipment related to the Tartan Lake gold mine.

Claude amalgamated, effective January 1, 2000, with its subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated Company carries on business under the name Claude Resources Inc. Prior to the amalgamation, Claude dissolved three of its remaining subsidiaries. The subsidiaries dissolved were Centaur Mining Contractors Corp., Jael Explorations Limited (“Jael”) and RSGM Exploration Limited (“RSGM”). Both Jael and RSGM were wholly-owned subsidiaries of Madsen Gold Corp. Following dissolution, the remaining assets of these subsidiaries were transferred to Claude. The amalgamation and dissolutions were intended to reduce the administrative and corporate governance requirements and expense associated with maintaining a number of different corporations.

The registered office of the Company is located at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal executive office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, Telephone: (306) 668-7505; Facsimile: (306) 668-7500, email: clauderesources@clauderesources.com.

1.2  Subsidiary Corporations

Claude has three wholly-owned subsidiary corporations: 574095 Alberta Ltd., an Alberta corporation, and 4158849 Canada Ltd., and 4357523 Canada Ltd. both Canada federal corporations.

Item 2 General Development of the Business

2.1 Recent History

Recent developments in the Company’s business over the last three completed fiscal years were as follows:

2007: Dewatering of the Madsen mine shaft was initiated in July of 2007. Access to the 16th level as a platform for resource drilling and deep exploration drilling of the high grade number 8 zone, among other zones, is planned for the first quarter of 2009. As well, the Company’s 2007 surface drill program included 90 holes totaling 32,800 metres which targeted the Treasure Box, Russett South and Fork zones. The programs resulted in the discovery of significant gold mineralization, primarily at the Russett and Fork zones. The 2008 drill program plans to test three advanced exploration targets and seven regional and/or conceptual targets.

After a six month bulk sampling program, Santoy 7 initiated commercial mining in the fourth quarter of 2007. It has an expected life into the first half of 2010, delivering 100-150 tonnes per day to the Seabee mill. The successful transition from exploration through bulk sampling to commercial production of Santoy 7 is one step towards the development of four satellite deposits located within trucking distance of the expanded Seabee mill.

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Delineation drilling continued on the Santoy 8 zone featuring 147 holes totaling 31,700 metres. The purpose of the drill program was to upgrade the resource to the indicated category to allow for the completion of a feasibility report. The Company anticipates the submission of Environmental Impact Study and, subject to regulatory approvals, the initiation of mining in 2009.

During the first quarter of the year the expansion of the Seabee mill was completed. The increase in capacity satellite will allow for greater flexibility in mine planning as well as ensure available capacity for tonnage from potential gold projects such as the Santoy 8 zone and Porky Lake project.

2006: Claude regained 100% control of its Madsen exploration project in Red Lake, Ontario from Goldcorp Canada Ltd., formerly Placer Dome (CLA) Limited, (“Goldcorp”) effective September 1, 2006. The project was under an option agreement with Goldcorp. Claude’s objective is to fully assess the potential for high grade gold mineralization on the Madsen property with the initial focus on de-watering the Madsen shaft to provide underground access for drilling extensions of the historic high grade number 8 zone plus other zones. As well, a surface drill program to pursue historic targets, including those developed by Goldcorp, was underway by the end of the fourth quarter.

Claude continued delineation drilling at the Santoy 7 and Santoy 8 zones. The Santoy property, with access by permanent road completed in 2006, is approximately 11 kilometres east of the Seabee mine (see “Seabee Area - Property Description and Access”). The permanent road to Santoy 7 allowed for the collection and transport of a bulk sample from Santoy 7 to the Seabee mill. This process will provide a more complete understanding of the preferred mine process to be used as well as the gold content of the rock. The Company completed this sampling process during the first half of 2007. Approval to conduct bulk sampling of the Porky West zone (see “Seabee Area - Property Description and Access) was granted during 2005 and an underground bulk sampling program was carried out during the last quarter of 2006 to confirm grade, continuity and metallurgy of the gold mineralization. Results of this bulk test and concurrent metallurgical work were reported together with the results from the Santoy chip and muck samples in the first quarter of 2007.

2005: In June 2005, a permit was received to conduct a bulk sample of the Porky West zone. (see “Claude Asset Locations - Seabee Mine - Currie Rose Property”). Approximately 880 metres of decline was driven to the 130 metre level, from which a 5,000 tonne sample was extracted. In October 2005, the Company received a permit to conduct a bulk sample of the Santoy 7 zone (see “Claude Asset Locations - Santoy Lake Property”). The Company began the decline in the first quarter of 2006 and completed the bulk sample extraction during the first half of 2007. The Seabee mill expansion to 1,100 tonnes per day from 550 tonnes per day was fully underway in 2005. The expanded mill will accommodate processing of ore expected from satellite deposits within trucking distance of the Seabee mill. (see “Claude Asset Location - Seabee Mine”).

During 2005, Goldcorp delivered its final 2004 exploration report for the Madsen property located near Red Lake, Ontario (see March 30, 2005 press release “New High Grade Zones Discovered at Madsen” at www.clauderesources.com). The property is located at Madsen, Ontario in the prolific Red Lake gold camp. Goldcorp did not conduct any field exploration on the Madsen property in 2005. By the end of 2004, Goldcorp had spent a total of $8.6 million on the property, $400,000 more than required by the option agreement with Claude.

Item 3 Description of the Company’s Business

3.1 General

The Company is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and natural gas properties, the production and marketing of minerals and the production of oil, ngls and natural gas. The majority of Claude's mineral properties are in northern Saskatchewan, northwestern Ontario and northern Manitoba. The majority of Claude’s oil and natural gas properties are in Alberta, with some property interests in southeastern Saskatchewan.

The Company is the sole owner and operator of the Seabee project, accessed by air and located 125 kilometres northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991, producing nearly 795,000 ounces of gold to December 31, 2007.

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In 2007, gold sales were 40,200 ounces. In 2006, gold sales from the mine were 47,400 ounces compared to 42,200 ounces in 2005.

A detailed description of the Seabee mine and area and the Company’s other mineral properties is found under “3.3 Mineral Properties”.

The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”), owns and administers its oil, ngls & natural gas property interests in Alberta. These property interests in Alberta are operated by others and combined with oil interests operated by the Company in southeastern Saskatchewan produced 64,600 barrels of oil and NGLs (2006 - 66,600 barrels; 2005 - 83,000 barrels) and 588,000 MCF of natural gas (2006 - 616,000 MCF; 2005 - 669,000 MCF) in 2007.

A detailed description of the Company’s oil and natural gas properties is found under “3.4  Statement of Reserves Data and Other Oil and Natural Gas Information”.

For the three fiscal years ended December 31, 2007, 2006 and 2005 respectively, gold sales accounted for 77%, 79%, and 67% of the Company’s revenues while oil, ngls and natural gas sales accounted for 23%, 21% and 33% of the Company’s revenues.

Operations, although affected by weather, are not seasonal as both gold and oil & natural gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices. The Company’s oil and natural gas interests in Alberta are operated by others. The Company has no active management in the marketing of the oil and natural gas produced from either the Alberta or Saskatchewan properties.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.

3.2  Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2007 annual report, the following risk factors should be considered in evaluating the Company.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee mine and whether any of the Company’s exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

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The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Non-Operator Status of Alberta Oil and Natural Gas Properties

All of Claude’s oil and natural gas properties in Alberta are operated by others. As such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and natural gas operations are similar to those found in its gold operations. These include but are not limited to, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2007, the market price per ounce for gold ranged from a low of U.S. $608 to a high of U.S. $841 with an average price of U.S. $695.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Claude Resources Inc. - 2007 Annual Information Form	15

Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold and oil & natural gas is denominated in U.S. dollars and, accordingly, the Company’s proceeds from operations from the Seabee mine and its oil and natural gas properties will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2007, the CDN$/US$ exchange rate ranged from a low of $0.9215 to a high of $1.1855 with an average of $1.0750.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that $10.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration programs in 2008 - primarily at its Madsen project.

To fund the balance of the 2008 exploration program at the Madsen property (including the dewatering of the Madsen shaft) and to address ongoing equipment and infrastructure upgrades at the Seabee properties, the Company has, subsequent to December 31, 2007 and subject to regulatory approval, announced plans to proceed with a debenture offering for up to $20 million. Subsequent to 2008, Management believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee mine and area. The Company intends to divest of non core assets, the proceeds of which will decrease the need for additional capital to be raised through the issuance of new equity.

Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Manitoba, Saskatchewan, Alberta or Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas - areas providing for habitat for certain species and other protected areas. Compliance with more stringent laws and regulations or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Claude Resources Inc. - 2007 Annual Information Form	16

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental laws and regulations.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. As well, estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2007, there were directors, officers, key employees and consultant stock options outstanding to purchase an aggregate of 3,661,667 common shares. These common shares issuable under these options, if fully exercised, would constitute approximately 3.6% of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining and oil & natural gas companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Claude Resources Inc. - 2007 Annual Information Form	17

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee mine, certain of the Company’s oil and natural gas properties and the Company’s exploration properties are all located in the northern portions of Saskatchewan, Ontario, Manitoba or Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge, titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from the Saskatchewan Ministry of Energy and Resources, made inquiries to the Saskatchewan Ministry of Energy and Resources, reviewed lease files at the Saskatchewan Ministry of Energy and Resources and received confirmation from the Saskatchewan Ministry of Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Canada Income Tax Act ("ITA"). Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2007, the Company is required to expend $7.0 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2008. At December 31, 2007, $6.0 million remains to be expended.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

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Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with governing legislation regarding conflicts of interest.

3.3  Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan, Manitoba and Ontario. The Company has assembled the majority of its property portfolio around three areas - the Seabee mine (including the Santory 7 producing property and the Santory 8 and Porky Lake advanced stage exploration projects) in Saskatchewan, the formerly producing Madsen mine in Ontario and the formerly producing Tartan Lake mine in Manitoba. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties located around it either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine and Santory mine contain an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

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CLAUDE ASSET LOCATIONS

Except for the Seabee and Santory 7 mines, all of the Company’s mining properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, those within trucking distance of the Seabee mill and the Madsen property will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced nearly 795,000 ounces of gold including 44,323 ounces produced in 2007.

SEABEE PROPERTY

Claude Resources Inc. - 2007 Annual Information Form	20

SEABEE AREA
Property Description and Access

The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The leases were renegotiated in June of 2002 and expire in 2025.

The mine is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,460 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee operation directly supports a workforce of 240 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority, Saskatchewan Power Corporation.

Property Royalties

The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose property is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose Resources Inc. (“Currie Rose Resources”) for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose Resources receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose Resources portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose Resources’ operating costs which is charged at prime plus 1.5% based upon the previous month’s outstanding balance. As at December 31, 2007, the cumulative deficiency of Currie Rose Resources’ share of these capital and operating costs totaled approximately $13.5 million (2006 - $12.2 million). Since commencing commercial gold production, a total of 606,329 tonnes of ore have been processed from the Currie Rose property, from which a total of 124,092 ounces of gold have been recovered.

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From 2004 through 2007 the Company sold production royalties for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively. Certain disclosure of these transactions has been taken from the 2007 Notes to the Consolidated Financial Statements and is provided below:

a)  In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50%, 3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the Royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred Revenue" on the balance sheet and recognized in income as earned over the life of the 2007 Agreement.

b)  In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $254.66 per ounce over the term of the agreement. In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on February 16, 2016. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

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Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the Royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”. These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income received of $436,000 and $3,764,000, respectively was deferred and is included in “Deferred Revenue” on the balance sheet and is being recognized in income as earned over the life of the 2006 Agreement.

c)  In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $3.00 to $112.45 per ounce over the term of the 2005 Agreement. In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on February 15, 2015. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the Royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”. These amounts are treated as debt and bear interest which is included in interest expense. Of the indemnity fees received, $907,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income as earned over the life of the 2005 agreement. The prepaid interest received, $773,000, was deferred and recorded as income in 2006.

d)  In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $1.00 to $24.53 per ounce over the term of the 2004 Agreement. In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on December 10, 2014. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

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On the balance sheet, the Royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”. These amounts are treated as debt and bear interest which is included in interest expense. Of the indemnity fees received, $625,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income as earned over the life of the 2004 agreement. The prepaid interest received, $281,000, was deferred and recorded as income in 2005.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Notes, Royalty Obligations, and Deferred Revenue balances presented on the Company’s balance sheet:

Restricted Promissory Note Schedule

	2007	2006
Balance, beginning of year	$55,982	$20,982
Net additions	25,624	35,000
Balance, end of year	$81,606	$55,982

Royalty Obligation Schedule

	2007	2006
Balance, beginning of year	$56,496	$21,112
Net additions	26,283	35,384
Balance, end of year	$82,779	$56,496

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited (subsequently Placer Dome Inc. “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee property to expire in June 1988 and returned the property to Claude.

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After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped metagabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee property is underlain by the Laonil Lake metagabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee mine began in 1990. The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. The Seabee mine, including Santoy 7, currently employs approximately 240 workers of whom approximately 120 are on site at any given time, subject to seasonal adjustments. Approximately 110 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 130 people are employed in the underground operations. Camp facilities on site are capable of accommodating 145 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake. The East Lake Tailings Management Facility (“TMF”) was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF. Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively. The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment. Regulatory approval was granted in August 2004 to construct the North Dam. A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dam to 454.0 metres, recommissioned the water treatment plant and installed evaporators at its TMF. Engineering studies are ongoing to address Seabee and area capacity requirements beyond October 2009. The addition to the TMF is critical and are key to the Company’s Santoy 8 project being approved in a timely manner.

The Company utilizes shrinkage stope, cut and fill and long-hole mining methods to extract its ore bodies at the Seabee and Santoy 7 mines. Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining. Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 30%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee properties in the amount of $1.6 million. As security for these letters of credit, the Company has provided investment certificates in the same amount.

Claude Resources Inc. - 2007 Annual Information Form	25

The illustration below describes the general approach to shrinkage stoping:

The long-hole mining method is employed in steeply dipping narrow orebodies. Avoca long hole aims to maximize the known resource and extract the orebody from the bottom up. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure. Conventional longhole limits the strike length of stopes to control dilution with resulting lower recoveries left in “rib” pillars.

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 930 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 680 thru 930 levels. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension commissioned in November, 2003), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. Seabee will operate under a four year mine plan which will focus on the LBand 2C zones at depth possibly facilitated by a shaft extension. The mill process consists of a three stage crushing circuit, a two stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid. The Company has obtained the necessary regulatory approvals to construct the extension of a power line from its main camp to the Santoy 7 mine and Santoy 8 projects, along side its all-weather road.

Claude Resources Inc. - 2007 Annual Information Form	26

Seabee Mine Future Work Progress

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose, in addition to known veins not yet mined. The development of the 2B zone to the 980 metre level and additional delineation drilling proved successful in replacing reserves mined out during the year with a modest decrease in proven reserve grade. Claude is planning in excess of 30,000 metres of underground drilling at Seabee to replace 2008 production and expand reserves and resources. Drilling will be focused on the 2B and 2C veins laterally to the west. As well, an 800 metre level diamond drill chamber will be driven during the first quarter to test the down dip plunge of the 2B and 2C veins to the 1,200 metre level (more than 400 metres below the existing workings).

The following table details the operations data of the Seabee mine for the last 5 years:

Seabee Mine Operating Data

	2007	2006	2005	2004	2003
Ore Milled (tonnes)(1)	227,700	253,600	236,400	186,900	208,900
Grade processed (grams per tonne)	6.35	6.16	6.32	7.15	7.95
Mill Recoveries (%)	95.4	93.6	92.9	95.2	94.7
Gold Produced (ounces)(1)	44,300	47,000	44,600	40,900	50,600
Gold Sold (ounces)(2)	40,200	47,400	42,200	41,200	50,800
Cash Cost (US$/ounce of gold sold)(3)	$586	$396	$358	$297	$253

(1) Includes amounts from the Santoy and Porky bulk samples
(2) Excludes amounts from the Santoy and Porky Lake bulk samples.
(3) The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee mine, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs. A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs (US Dollar) Per Gold Ounce Sold

Years ended December 31

	2007	2006	2005	2004	2003
Direct mining cost	$586	$396	$358	$297	$253
Other	-	-	-	-	-
Cash operating costs	$586	$396	$358	$297	$253

Less: Royalties	-	-	-	-	-
Total cash costs	$586	$396	$358	$297	$253

Gold ounces sold	40,200	47,400	42,200	41,200	50,800
Mine operating costs
(US $ millions)	$23.6	$18.8	$15.1	$12.2	$12.8
(CDN $ millions)	$25.3	$21.3	$18.3	$15.9	$18.0

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed more than 3.4 million tonnes of ore at an average head grade of 7.80 grams per tonne producing nearly 795,000 ounces of gold to December 31, 2007.

Seabee mine - Currie Rose

Claude's 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources, a non-affiliated public company traded on the TSX Venture Exchange. The Company has earned a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI) in favour of Currie Rose Resources. See “Property Royalties” on page 21, for further detail.

Claude Resources Inc. - 2007 Annual Information Form	27

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. The West Porky discovery indicated that gold does occur in concentrations sufficient to warrant follow-up. See “History” below, for further detail.

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990. Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer’s option on the property expired in 1991 with Currie Rose Resources regaining a 100% interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that require follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Claude Resources Inc. - 2007 Annual Information Form	28

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category. This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone, also on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mill. Assaying has been done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005. Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level. A 7,657 tonne bulk sample grading 3.69 grams per tonne was extracted in 2006 above the previously defined Mineral Resource. To date, the West zone has an estimated Indicated Mineral Resource of 90,000 tonnes grading 7.33 grams per tonne and an estimated Inferred Mineral Resource of 130,000 tonnes grading 5.00 grams per tonne.

There was limited field work done in 2007.

Seabee/Currie Rose Future Work Programs

During 2008, the Company plans to review previous data and undertake a limited exploration program.

Claude Resources Inc. - 2007 Annual Information Form	29

Seabee Mine - Santoy Lake

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located adjacent to the Claude/Currie Rose property, approximately 11.5 kilometres east of the Company’s operating Seabee mine. Claude holds a 100% interest in the property subject to a 5% NPI. There are no underlying royalties. An all-weather road providing access from the Seabee mine was completed in 2006 and continues to be upgraded.

Geology

Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 30 metres. It is likely that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected.

The Santoy 7 zone and the 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The Santoy 7 is an isolated deposit about 400 metres long and 40 to 60 metres wide, situated at the north end of the trend. The 8 and 8 East zones start about 2.5 kilometres south of the Santoy 7, and extend for at least 2,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Gold-bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in the 7 and 8 zones. In addition, a number of holes drilled between the 7 and 8 zones also intercepted sporadic high-grade gold values.

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins. In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 & 8 East) outlined in 2004/2005.

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the government in 2005. Permitting was granted to bulk sample the 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. This drilling is also expected to add to the resource base. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. A structural review of the surface geology and existing drill sections will be carried out and is expected to result in further drill targets in the area.

The core from this program was logged and split at the Company's core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude Resources Inc. - 2007 Annual Information Form	30

Recent Exploration Results

In 2007, bulk sampling of the Santoy 7 deposit was initiated during the first quarter and continued through to October when commercial production was attained. Mining is currently active on three levels at a production rate of approximately 200 tonnes per day.

At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes). The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions. Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

Santoy Lake Property Future Work Programs

The Company is in the process of producing a revised National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) resource calculation and completing environmental studies in preparation for planned commercial mining in 2009 of the Santoy 8 and 8E properties.

Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company’s own mining staff.

Beginning in 2007, the Company’s Qualified Person, Philip Ng, B.ENG, M.ENG, P.ENG, VP of Mining Operations, began reporting on the Company’s Mineral Reserves and Mineral Resources in accordance with NI 43-101.

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period. High-grade gold assays are routinely cut to 50 grams per tonne prior to grade estimates. This cutting factor has been established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually less than 25 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut off grade averaging 4.25 grams per tonne is applied to reserves. This is the current operating break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 4.25 grams per tonne, it is stockpiled for blending. Similarly, ore grading lower than 4.25 grams per tonne that is already broken will be hauled and processed if economically feasible.

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution, which is currently estimated to average 10% to 35% at zero to 0.5 grams per tonne at zero grade.

Claude Resources Inc. - 2007 Annual Information Form	31

A remotely-operated scooptram is used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping mining losses to an estimated 3%.

Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples at the Seabee mine are assayed on site in a fire assay gold laboratory. Sample size is 30 grams (one assay tonne). Surface and underground drill core is assayed in-house. Underground drill and chip samples are assayed on a daily basis and checked by internal standards, though currently there are no external checks. The accuracy of the assaying at the mine is confirmed by bullion production.

As reported by the Company’s Qualified Person, Philip Ng, B.ENG, M.ENG, P.ENG, VP of Mining Operations, the December 31, 2007 Mineral Reserves and Mineral Resources are as follows:

Mineral Reserves and Mineral Resources at December 31, 2007

Claude Resources Inc. - 2007 Mineral Reserves and Resources
Proven and Probable Reserves
	December 31, 2007			December 31, 2006
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	934,098	6.69	201,039	692,500	6.59	146,638
Santoy 7	114,322	6.74	24,766	-	-	-
Totals	1,048,420	6.70	225,805	692,500	6.59	146,638
Measured and Indicated Mineral Resources
Santoy 7	-	-	-	190,000	8.42	51,400
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West (GAS)	90,000	7.33	21,200	90,000	7.33	21,200
Totals	250,000	7.44	59,800	440,000	7.86	111,200
Inferred Mineral Resources
Seabee	1,020,000	8.09	265,244	1,293,300	8.96	372,600
Santoy 7	10,000	10.00	3,200	10,000	10.00	3,200
Santoy 8	910,000	6.10	178,500	910,000	6.10	178,500
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West (GAS)	130,000	5.00	20,900	130,000	5.00	20,900
Totals	2,140,000	7.14	491,344	2,413,300	7.72	598,700

For the above table of reserves, the following mining and economic factors have been applied:

(a)	A block cut-off grade averaging 4.25 grams per tonne is applied to Mineral Reserves. This is the operating breakeven grade at a gold price of CDN $800;
(b)           External dilution is estimated to range from 10%-35% at zero to 0.5 grams per tonne grade;
(c)           Historic mining recovery is 97%;
(d)           A Specific Gravity of 2.8 to 2.9 is utilized in tonnage estimates;
(e)           Mineral Resources do not have a demonstrated economic viability.

Madsen Properties

The Madsen properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are the Buffalo, Starratt-Olsen, Aiken-Russett, Redaurum, Hagar Option, and the Madsen property.

The above properties are collectively referred to as the “Madsen properties”. Included on the southwestern part of the Madsen properties is the Madsen gold mine and mill. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude Resources Inc. - 2007 Annual Information Form	32

Claude and Goldcorp signed an option agreement (the “Option Agreement”) on the Madsen properties dated December 15, 2000. The option allowed Goldcorp to earn a 55% working interest in the Madsen property, Starratt-Olsen property, Aiken-Russet property and Hager Option property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Option Agreement. The Option Agreement was amended effective January 1, 2002 whereby Goldcorp then had until December 15, 2006 to earn the 55% working interest in the Madsen property under the same terms and conditions as described above.

With Goldcorp unable to meet the terms of the Option Agreement, Claude regained control of the exploration project effective September 1, 2006. The Company immediately began to prepare for dewatering of the shaft to facilitate underground drilling - with the initial focus on drilling extensions of the historic high grade No. 8 zone plus other zones. Preparation also began on a surface drill program that will pursue historic targets including those developed by Goldcorp.

The Company considers the Madsen properties to be an advanced exploration stage project. Although the Madsen mine is a former gold producer, the Company has not to date conducted enough exploration or prepared a feasibility study to determine if the Madsen properties contain any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen mine.

MADSEN PROPERTIES

Claude Resources Inc. - 2007 Annual Information Form	33

How Acquired

Claude acquired the Madsen mine and the other properties comprising the Madsen properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage

Madsen mine	100%

Starratt-Olsen	100%

Aiken-Russett	100%
The property is subject to a 2% Net Smelter Return Royalty, to a maximum of
$2.0 million, held by previous property holders United Reef Limited and
Canhorn Mining Corporation.

Hagar Option	100%

Redaurum	25%
The property is subject to a 0.4% NSR Royalty in favour of Redaurum
Limited.

Buffalo	100%.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

Claude Resources Inc. - 2007 Annual Information Form	34

The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work

The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake"). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. acquired the Madsen property from Madsen-Rowland. Madsen acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen mine. A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50% or more dilution.

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Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen mine was not brought back into commercial production. The Madsen mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves at the Madsen mine.

In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Goldcorp initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen mine and to test a segment of the up-plunge projection of the high grade No. 8 zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Goldcorp’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen mine. Goldcorp geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Goldcorp interprets this group of targets to the north of the Madsen mine as lateral or stratigraphic equivalents of the high grade No. 8 zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March, 2003 press release, Goldcorp intersected high grade gold values over narrow widths with this drilling.

In 2003, Goldcorp drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the ‘Treasure Box’. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.

During the first half of 2004, Goldcorp concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres. Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”. Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets. Concurrent with this drilling, Goldcorp geologists continued to develop the Datamine 3D model for the Madsen property. This modelling identified 19 separate targets requiring follow-up.

During the second half of 2004, Goldcorp drilled 14 holes totalling 5,315 metres. The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen mine. Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the No. 8 zone. Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

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By year-end of 2004, Goldcorp has met its exploration expenditure requirement of $8.2 million for the Madsen property. Goldcorp’s remaining obligation to vest in the Madsen Joint Venture was to deliver a bankable feasibility study by year-end 2006. As the exploration results to that date were not sufficient to provide the support necessary for this feasibility study, Goldcorp ceased exploring on the property in 2005. Claude regained control of the Madsen property in September 2006.

Recent Exploration Results

In early 2007, a detailed drill program was initiated at the Treasure Box, 2.4 kilometres north of the Madsen mine complex. Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold. Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths. In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres. Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres. The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity. Further drilling to test the depth potential of the system is planned for 2008.

Subsequent to the Treasure Box program, drilling prioritized testing the contacts of the main ultramafic body for the up-plunge expression of high grade Zone 8 mineralization. This zone was discovered and mined in the 1970’s on the 22nd to 27th level. It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact. The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area. The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths. The results were consistent with those reported by Goldcorp in 2003. Drilling during the first quarter of 2008 continues to expand the strike length of the system and has intercepted significantly higher grades over expanded widths. Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact. Mineralization remains open along strike in both directions and down plunge.

Madsen Property Future Work Programs

In 2008, the Company will continue the dewatering of the Madsen mine to provide underground access for drilling extensions of the historic high grade No. 8 zone plus other zones. Access to the 16th level, as a platform for resource drilling and deep exploration drilling, is planned for the first quarter of 2009. At December 31, 2007 the water level was approximately 60 feet below the 8th level. The 2008 drill program, totaling an expected 55,000 metres, plans to test three advanced exploration targets and seven regional and or conceptual targets.

Mine Details

Madsen purchased the 750 tonne per day Dona Lake mill, including the semi-autogenous grinding and carbon-in-pulp circuits, from Placer Dome in 1994. In 1996, Madsen transported the various modules to Red Lake and erected the mill on a new site immediately south of the Madsen headframe.

The mill consists of a single stage crushing circuit and a two stage grinding circuit, which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in an induction furnace. Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer on the Madsen property.

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As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee properties in the amount of $0.7 million. As security for these letters of credit, the Company has provided investment certificates in the same amount.

Tartan Lake Property

Tartan Lake is a 6,675 acre property located in northwestern Manitoba about 12 kilometres northeast of Flin Flon. The property consists of 20 claims, three quarry leases and contains the Tartan Lake mine, a former gold operation that produced 48,000 ounces of gold before production was suspended in 1989.

The property also contains a mill and tailings pond. Although the mill and equipment are currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk-Laural Lake properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.

How Acquired

In 1998, Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of Claude. The acquisition included a 440 tonne per day mill, mining equipment and related parts, all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.

Location and Access

Access to the property is via road from Flin Flon, approximately 12 kilometres southwest of the property.

TARTAN LAKE PROPERTY LOCATION

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Regional and Property Geology

The Tartan Lake deposit is a mesothermal lode gold deposit of Aphebian age. The region is underlain by the Tartan Lake Gabbroic Complex. The mineralization on the property occurs within quartz-tourmaline veins hosted by a gabbroic complex in contact with intermediate to mafic volcanic rocks of the Amisk group. The mineralizing system is dominated by early quartz-tourmaline veins that have been reactivated by a subsequent shearing event with attendant offset and quartz flooding. Mineralization in these zones is associated with shear zones transecting the Tartan Lake Gabbroic Complex and all have some outcrop exposure. Gold appears to be focused near the intersection of crosscutting vein sets.

Exploration History

Gold was first discovered in the Tartan Lake area in 1931. Between 1931 and 1947, previous operators completed several trenches and drill holes on what are now referred to as the South, West Baseline, East Baseline and Ruby Lake zones/showings. The Main zone, which is the largest deposit discovered on the property to date, was discovered by Granges Inc. in 1984 by drilling a VLF conductor.

The deposit was brought into production by Granges Inc. in 1987. A decline was driven to the 315 metre level between the Main zone and the South zone, providing access to both. A drift was started to access the Southeast zone but was stopped 75 metres from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.

The mine produced 48,000 ounces of gold during its 2.5 years of operation. All underground workings such as ventilation, electrical and pumping systems were removed and the workings were allowed to flood in 1993, but sporadic exploration continued from surface in an attempt to define additional mineable reserves. The Southeast zone was discovered under Tartan Lake and, in 1995, drill testing discovered the West zone.

In July of 1998, an exploration crew employed by Claude visited the Tartan Lake minesite and remapped the host structures observed on surface. This program focused on the structural setting and style of mineralization. In 2002, field crews selectively mapped and explored for lode structures near the minesite. In 2003, mapping crews traced a strong shear system west of the mine workings for over one kilometre of strike length. Follow-up diamond drilling confirmed the presence of strong shearing to the west and produced an encouraging intersection from the West zone. In 2004, permitting was granted to dewater the mine to the 280-metre level at which a diamond drill station will be established. From this location, the Company began a 4,500-metre drill program to evaluate the West zone. This program has been halted pending further review.

Two holes were drilled in 2005 for a total of about 860 metres of core, to test the western extension of the main, west, and south zones. A 2.70 metre wide intersection with 11.30 grams per tonne of gold was encountered in a weakly sheared and silicified zone in the first hole, and weak tourmaline-quartz-carbonate altered andesite with elevated gold values were intersected from the second hole.

In 2006 the Tartan property was put on care and maintenance. Claude continues to review various alternatives with respect to this property.

Amisk-Laural Lake Property

The Amisk-Laural Lake property, totaling 12,100 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. The property consists of 85 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Energy Inc. (“Husky”) and Cameco Corporation (“Cameco”), Claude has earned a 35% participatory interest in the property and can earn up to a 70% interest in the property. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

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Location and Access

The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometres to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

AMISK/TARTAN LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk-Laural property. Each of Husky and Cameco had a 50% participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within three months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an "Approved Development Program" upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000.

To date, Claude has spent approximately $3.4 million on this property and thereby has qualified to receive an initial 35% participating interest under the Amisk Lake Option Agreement. Further expenditures on this project are contingent upon successful renegotiation of the aforementioned option agreement with Cameco and Husky.

Regional and Property Geology

The Amisk-Laural Lake property area lies within the Laural Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

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Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laural Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that requires follow-up.

In 2001, work programs on the Amisk-Laural property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laural Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laural Lake zone on Hyslin Bay.

Late in 2002, the Company initiated discussions with Cameco on the status and future direction of the Amisk/Laural Lake project. The narrow discontinuous nature of the stockwork veins recorded during the summer of 2002 effectively undermined the Company’s confidence in the deposit’s mineral resource. Similar continuity problems were reported during Cameco’s bulk sampling program in 1989. With the integrity of the underlying resources in question, Claude’s management deems it prudent to revisit the earn-in schedule of the option agreement. The Company’s options include triggering the joint venture and/or renegotiating the option under terms that more accurately reflect the property value.

Recent Exploration Results

There has been no field work done since 2003. Claude is presently reviewing various alternatives with respect to this property.

Other Mineral Properties

The Company currently holds interests in other exploration properties located in northern Saskatchewan. The majority of these properties are in close proximity to the Company’s core property, the Seabee mine. The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future. None of these properties contain any known economic body of ore. As the properties remain in good standing, Management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls. Samples are of one metre width, although 0.3 metre widths are taken in places for geological interpretation purposes.

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Samples are chosen based on geology. Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz-carbonate-sulphide bearing dilation or shear zones within the host rocks. However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are split by an electric pneumatic splitter (in rare cases a saw is used), bagged and sealed using strict cleanliness guidelines. These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved laboratory offsite.

The Quality Assurance program put in place this year by Claude’s exploration division provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development. It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved. Every batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent. A “blank” sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold. During any “definition drilling” program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold. Pulp duplicates are run every tenth sample by the laboratory.

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch. A batch is rejected if the result for the standard exceeds the tolerance of the 95% confidence level stated on the certificates that accompany each standard. Regarding the coarse-grained “blanks”, a batch is rejected if the result is more than 3 times the detection limit of the laboratory. Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization. However batches will start to be considered for re-run where the duplicates are greater than ±10 relative percent. Decisions will be balanced with the industry rule of thumb is that roughly 10 percent of duplicate pairs will fail.

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples delivered to the laboratory door. Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities. Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

3.4  Statement of Reserves Data and Other Oil and Natural Gas Information

The statement of reserves data and other oil and gas information presented below (the “Statement”) is dated December 31, 2007. The effective date of the Statement is December 31, 2007, with a preparation date of March 4, 2008. In accordance with the requirements of NI 51-101, the Report on Reserves by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3 are attached as Schedules A and B hereto, respectively.

Reserves Data

The Annual Economic Evaluation Reports of Claude’s oil and natural gas interests in Alberta and Saskatchewan set forth below have been prepared by Sproule Associates Limited, Calgary, Alberta with an effective date of December 31, 2007. The reserves data summarized in these evaluations summarizes the Company’s oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. Disclosure presented below conforms to the criteria defined in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The Company engages Sproule Associates Limited to provide an evaluation of 100% of our proved and proved plus probable reserves.

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All of the Company’s reserves are located in Canada; specifically, in the provinces of Alberta and Saskatchewan.

Data presented in the following tables contains estimates of future net revenue; it should not be assumed that such estimates represent the fair market value of the reserves. There is no assurance that the constant and forecast price and cost assumptions will be attained and variances could be material. There is no guarantee that the estimated reserves presented herein will be recovered. Actual oil, natural gas and natural gas liquid reserves may be greater or less than their estimates provided below. Additional information as to risks involved is presented within the “Risk Factor” section.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2007
CONSTANT PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved Developed Producing	628.6	501.2	0	0	5,599	3,475	388	197	159.9	74.8
Proved Developed Non-Producing	0.0	0	0	0	0	0	0	0	0	0
Proved Undeveloped	0.0	0	0	0	0	0	0	0	0	0
Total Proved	628.6	501.2	0	0	5,599	3,475	388	197	159.9	74.8
Probable	243.3	208.9	0	0	1,321	1,091	79	57	35.3	22.3
Total Proved Plus Probable	871.9	710.1	0	0	6,920	4,566	467	254	195.2	97.1

The following tables provide the net present value of the future net revenue of the above proved and probable reserves, estimated using constant prices and costs, before and after deducting future income tax expense, estimated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Value of Future Net Revenue
	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	42,277	25,973	17,662	12,864	9,842
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	42,277	25,973	17,662	12,864	9,842
Total Probable	16,578	7,949	4,816	3,332	2,498
Total Proved Plus Probable	58,855	33,922	22,478	16,196	12,340

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	Net Present Value of Future Net Revenue
	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	29,710	18,227	12,368	8,986	6,857
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	29,710	18,227	12,368	8,986	6,857
Total Probable	11,669	5,587	3,374	2,325	1,734
Total Proved Plus Probable	41,379	23,814	15,742	11,311	8,591

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2007
CONSTANT PRICES AND COSTS

	Revenue ($ 000)	Royalties ($ 000)	Operating Costs ($ 000)	Development Costs ($ 000)	Well Abandonment Costs ($ 000)	Future net revenue before Income taxes ($ 000)	Income Taxes ($ 000)	Future net revenue after Income taxes ($ 000)
Proved Reserves	109,232	31,819	33,786	934	416	42,277	12,567	29,710
Proved Plus Probable	143,590	37,324	45,750	1,217	445	58,854	17,475	41,379

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2007
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)	Unit Value Before Income Taxes (Discounted at 10%/Year) ($/boe)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	9,543	16.90

	Heavy Oil (including solution gas and associated by-products)	0	0

	Natural Gas (including associated by-products)	8,119	13.03

Proved Plus	Light and Medium Crude Oil (including solution gas and associated by-products)	12,840	16.23
Probable
	Heavy Oil (including solution gas and associated by-products)	0	0

	Natural Gas (including associated by-products)	9,638	11.77

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SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2007
FORECAST PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas (non-ssociated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved Developed Producing	599.4	472.5	0	0	5,643	3,515	371	186	157.8	73.9
Proved Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	599.4	472.5	0	0	5,643	3,515	371	186	157.8	73.9
Probable	225.9	191.7	0	0	1,352	1,119	68	50	34.1	21.6
Total Proved Plus Probable	825.3	664.2	0	0	6,995	4,634	439	236	191.9	95.4

The following tables provide the net present value of the future net revenue of the above proved and probable reserves, estimated using forecast prices and costs, before and after deducting future income tax expense, estimated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Value of Future Net Revenue
	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	41,554	25,400	17,062	12,268	9,277
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	41,554	25,400	17,062	12,268	9,277
Total Probable	18,481	8,440	4,815	3,184	2,315
Total Proved Plus Probable	60,035	33,840	21,877	15,452	11,592

		Net Present Value of Future Net Revenue
	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	30,951	18,866	12,621	9,033	6,797
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	30,951	18,866	12,621	9,033	6,797
Total Probable	13,801	6,277	3,557	2,334	1,682
Total Proved Plus Probable	44,752	25,143	16,178	11,367	8,479

Claude Resources Inc. - 2007 Annual Information Form	45

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2007
FORECAST PRICES AND COSTS

	Revenue ($ 000)	Royalties ($ 000)	Operating Costs ($ 000)	Development Costs ($ 000)	Well Abandonment Costs ($ 000)	Future Net Revenue Before Income Taxes ($ 000)	Income Taxes ($ 000)	Future Net Revenue After Income Taxes ($ 000)
Proved Reserves	118,229	33,344	41,709	1,003	618	41,554	10,603	30,951
Proved Plus Probable	163,099	40,033	60,997	1,286	746	60,035	15,283	44,753

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2007
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)	Unit Value Before Income Taxes (Discounted at 10%/Year) ($/boe)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	7,722	14.5

	Heavy Oil (including solution gas and associated by-products)	0	0

	Natural Gas (including associated by-products)	9,340	14.81

Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	10,646	14.39

	Heavy Oil (including solution gas and associated by-products)	0	0

	Natural Gas (including associated by-products)	11,231	13.51

Claude Resources Inc. - 2007 Annual Information Form	46

Pricing Assumptions

Constant prices and costs are defined in NI 51-101 as the Company’s prices and costs as at the evaluation effective date. The Company’s prices and costs are defined as the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The preceding evaluations of reserves data utilizing constant pricing and costs used the following constant price forecasts as at December 31, 2007:

SUMMARY OF PRICING AND INFLATION ASSUMPTIONS
AS OF DECEMBER 31, 2007
CONSTANT PRICES AND COSTS

	Oil			Natural Gas	Liquids
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par price 40[0] API ($Cdn/bbl)	Cromer Medium 29.3[0] API ($Cdn/bbl)	Alberta AECO-C Spot ($Cdn/MMBTU)	Pentanes FOB Fieldgate (CDN$/bbl)	Butanes FOB Fieldgate (CDN$/bbl)	Exchange Rate (US$/CDN$)
2007	96.00	93.44	72.58	6.52	95.59	81.79	1.009

The preceding evaluation of reserves data utilizing forecast prices utilized the following sets for the benchmark reference prices, as at December 31, 2007 reflected in the reserves data. These assumptions of price were provided to Claude by Sproule Associates Limited.

SUMMARY OF PRICING AND INFLATION ASSUMPTIONS
AS OF DECEMBER 31, 2007
FORECAST PRICES AND COSTS

	OIL			Natural Gas	Liquids
		Edmonton	Cromer	Alberta	Pentanes	Butanes
	WTI Cushlng	Par price	Medium	AECO-C	FOB	FOB Fieldgate		Exchange
	Oklahoma	40[0] API	29.3[0] API	Spot	Fieldgate	(CDN$/bbl)	Inflation	Rate
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn / MMBTU)	(CDN$ / bbl)		Rate	(US$/ CDN$)
2008(1)	89.61	88.17	75.83	6.51	90.30	65.72	2.0	1.000
2009	86.01	84.54	72.71	7.22	86.58	63.01	2.0	1.000
2010	84.65	83.16	71.52	7.69	85.17	61.98	2.0	1.000
2011	82.77	81.26	69.89	7.70	83.23	60.57	2.0	1.000
2012	82.26	80.73	69.43	7.61	82.68	60.17	2.0	1.000
Thereafter	Various Escalation Rates

(1) Pricing assumptions for 2008 and thereafter provided by Sproule Associates Limited, an independent qualified reserves evaluator.

Weighted average historical prices realized by the Company for its petroleum and natural gas for the year ended December 31, 2007, were $71.41/Bbl for Oil and NGLs and $6.41/Mcf for Natural Gas.

Claude Resources Inc. - 2007 Annual Information Form	47

Reconciliation of Changes in Net Reserves

The following table summarizes the changes in the Company’s working interest reserves, estimated using forecast prices and costs, from January 1, 2007 to December 31, 2007:

	LIGHT AND MEDIUM OIL (m mbl)			NATURAL GAS LIQUIDS (mmbl)			NATURAL GAS ( MMcf)
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
FACTORS	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
January 1, 2007	439.4	234.9	674.4	156.8	43.1	199.9	6,402.0	1,587.0	7,989.0
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	109.9	58.7	168.6	(2.4)	(0.6)	(3.0)	(25.0)	2.0	(23.0)
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	100.2	(67.7)	32.4	17.8	(8.4)	9.4	227.0	(169.0)	59.0
Production	(50.1)	-	(50.1)	(14.4)	-	(14.4)	(590.0)	-	(590.0)
December 31, 2007	599.4	225.9	825.3	157.8	34.1	191.9	6,014.0	1,420.0	7,435.0

The following table summarizes the changes in net present value of future net revenue, estimated using constant prices and costs and calculated using a discount rate of 10 percent, attributable to proved reserves:

Additional Information Relating to Reserves Data

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves into production. The developed category may be subdivided into producing and non-producing.

Undeveloped Reserves

Proven Undeveloped Reserves

Proven undeveloped reserves are generally those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification to which they are assigned. The majority of these reserves are planned to and or forecasted to be on stream within a two-year time frame.

Claude Resources Inc. - 2007 Annual Information Form	48

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive. Again, the majority of these reserves are planned to and or forecasted to be on stream within a two-year time frame.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on current geological and engineering knowledge, techniques and computer software. Estimates are subject to change as ongoing development makes available additional data. The Company’s reserves have been estimated by Sproule Associates Limited, an independent qualified reserves evaluator.

The qualitative certainty levels contained in the proved, probable and possible definitions are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

There is a 90% probability that at least the estimated proved reserves will be recovered.

There is a 50% probability that the sum of the estimated proved reserves plus probable reserves will be recovered.

There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimated will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the Canadian Oil & Gas Evaluation Handbook (“COFEH”). Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgment as to what are reasonable estimates.

Operating costs can dramatically affect netback and the amount of capital available for reinvestment in drilling opportunities. Higher operating costs especially affect netback during periods of low commodity prices.

All of the Company’s Alberta oil and natural gas properties are operated by others; as such, the Company has little or no control over the operation and future development of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks.

Claude Resources Inc. - 2007 Annual Information Form	49

Future Development Costs

The following table sets forth the development costs deducted in the estimation of the future net revenue for the Company’s assets attributable to the reserve categories noted below:

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved Reserves ($ 000)	Proved Plus Probable Reserves ($ 000)	Proved Reserves ($ 000)
2008	102	385	102
2009	166	166	162
2010	144	144	138
2011	125	125	117
2012	108	108	100
2013	94	94	85
Total: Undiscounted	1003	1286	934
Total: Discounted at 10% / year	707	980	667

The net revenues from reserves associated with our assets exceed the estimated future development costs in all years of the economic forecasts. As such, no other sources of revenue will be required to develop the proved and probable reserves as the Company expects to meet the funding requirements for future development out of cash flow.

Other Oil and Natural Gas Information

Oil and Natural Gas Properties

Claude produces crude oil, NGLs, and natural gas from properties situated in Alberta and Saskatchewan. Alberta properties represent 94% of Claude’s gross oil and NGLs reserves (92% of net reserves) and 91% of total production. Saskatchewan properties represent 6% of Claude’s gross oil reserves (8% of net reserves) and 9% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production. The Company’s Alberta oil and gas properties are operated by others.

The following descriptions outline the most significant oil and gas properties in which Claude has an interest. Information presented, unless otherwise stated, is as at December 31, 2007. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Edson, Alberta

The Company holds a 7.8921168% interest in the Edson Gas Unit No. 1 and a 7.1808666% interest in the Edson Gas Plant. The unit covers about five townships 125 kilometres northwest of Calgary, Alberta.

The production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 69 wells (5.45 net wells) of which 52 (4.10 net wells) have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. The Edson Unit reserves represent nearly 93% of the Company’s proved natural gas reserves.

Production for the year ending December 31, 2007 averaged approximately 1,533 MCF of natural gas per day.

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Nipisi Gilwood Unit No. 1, Alberta

The Company holds a 2.73003% interest in the Nipisi Gilwood Unit No. 1 (the "Nipisi Unit") located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canadian Natural Resources Limited. The Nipisi Unit reserves represent approximately 78% of the Company’s proved oil and NGLs reserves.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An in-fill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. In 1997, the operator initiated a new project to improve field efficiencies by drilling new in-fill wells and converting certain producing wells to injection wells. The Nipisi Unit contains 405 wells (11.06 net wells) of which 166 (4.53 net wells) have recently produced.

Production for the year ending December 31, 2007 averaged approximately 120 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.

Gainsborough, Saskatchewan

Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the "Gainsborough Property") and two former producing wells that have been converted to injector wells. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3,500 feet.

During 1996, Claude together with the other partners in the Gainsborough Property, entered into a Farm-in Letter Agreement with Provident Energy Ltd. ("Provident") whereby Provident was granted the right to earn a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. In order to earn its interest, Provident was required to complete a horizontal test well on the Gainsborough Property. Provident fulfilled its obligations and earned a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. Subsequently, Provident drilled an additional four horizontal (three are currently producing) wells in which Claude owns a 33.75 percent working interest. A fourth horizontal well was successfully drilled towards the end of 2004. There has been no further drilling activity since that time.

Oil and Natural Gas Wells

The following table outlines the number and status of wells in which Claude has a working interest as at December 31, 2007:

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	169	4.81	240	6.62	54	4.35	18	1.47
Saskatchewan	10	5.85	-	-	-	-	-	-
Total	179	10.66	240	6.62	54	4.35	18	1.47

Properties with No Attributed Reserves

As at December 31, 2007, the Company does not have any interest in unproved properties nor does it have work commitments on undeveloped land holdings. The Company does not expect to explore, develop or exploit any unproved property within one year.

Forward Contracts

As at December 31, 2007, the Company did not have any commitments related to its future oil and natural gas sales.

Claude Resources Inc. - 2007 Annual Information Form	51

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated and included in our report at the individual entity level for all wells that were assigned reserves. These costs included well abandonment and surface lease reclamation. No allowance for salvage value was included. No abandonment costs have been estimated for suspended wells, gathering systems, batteries, plants or processing facilities. The Company has estimated gross reclamation costs per well of $30,000 - based on industry standards. The Company expects to incur its share of these costs on 233 gross producing wells.

	Abandonment and Reclamation Costs Escalated at 2% Undiscounted ($ 000)	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10% ($ 000)
Total as at December 31, 2007	$613,000	$31,000
Anticipated to be paid in 2008	-	-
Anticipated to be paid in 2009	-	-
Anticipated to be paid in 2010	-	-

The total amount of such costs expected to be incurred, calculated without discount and using a discount of 10% is $613,000 and $31,000, respectively. The Company does not expect to pay any reclamation costs in the next three financial years.

The Company estimates that the future environmental and reclamation obligations net of salvage value in respect of our assets will aggregate to approximately $0.6 million, escalated at 2 percent per year. All of this amount is reflected in the disclosed reserve data.

Tax Horizon

The Company did not pay income taxes for its most recently completed financial year and does not believe income taxes will be payable for the foreseeable future.

Costs Incurred

Capital expenditures related to the Company’s oil and natural gas properties for the year ended December 31, 2007 and the year ended December 31, 2006 are summarized in the following table:

	Year ended December 31, 2007 ($ 000)	Year ended December 31, 2006 ($ 000)
Property acquisition costs - Unproved properties	-	-
Property acquisition costs - Proved properties	-	-
Exploration costs	-	-
Development costs	$103.3	$762.2

Exploration and Development Activities

For the year ended December 31, 2007, the Company did not complete any gross or net exploratory or development oil, natural gas or service wells.

For details on the Company’s most important current and likely exploration and development activities, see “Statement of Reserves Data and Other Oil and Natural Gas Information - Other Oil and Natural Gas Information -Oil and Natural Gas Properties” in this Annual Information Form.

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Production Estimates

The following tables set out the production volume for our oil and natural gas properties estimated for 2008 which is reflected in the estimate of future net revenue disclosed in the tables contained under “Disclosure of Reserves Data and Other Oil and Natural Gas Information”.

SUMMARY OF PRODUCTION VOLUME ESTIMATED FOR 2008

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross (bbls/d)	Net (bbls/d)	Gross (bbls/d)	Net (bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbls/d)	Net (bbls/d)
Proved Producing	126.2	42.9	-	-	1,510.9	303.3	76.5	5.5	38.8	3.8
Total Proved	126.2	42.9	-	-	1,510.9	303.3	76.5	5.5	38.8	3.8
Total Proved Plus Probable	142.9	55.2	-	-	1,516.4	303.3	79.2	10.9	38.8	3.8

The Company’s Edson field accounts for 95% of total natural gas production. The Nipisi field accounts for 68% of total production of oil and NGLs. The following tables set out the production volume for our assets within these fields estimated for 2008, which is reflected in the estimate of future net revenue disclosed in the tables contained under “Disclosure of Reserves Data and Other Oil and Natural Gas Information”.

SUMMARY OF PRODUCTION VOLUME ESTIMATED FOR 2008 (EDSON)

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
	Gross (bbls/d)	Net (bbls/d)	Gross (bbls/d)	Net (bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbls/d)	Net (bbls/d)
Proved Producing	-	-	-	-	1,494.5	300.5	-	-	27.6	3.0
Total Proved	-	-	-	-	1,494.5	300.5	-	-	27.6	3.0
Total Proved Plus Probable	-	-	-	-	1,500.0	300.5	-	-	27.6	3.0

SUMMARY OF PRODUCTION VOLUME ESTIMATED FOR 2008 (NIPISI)

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross (bbls/d)	Net (bbls/d)	Gross (bbls/d)	Net (bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbls/d)	Net (bbls/d)
Proved Producing	102.7	27.9	-	-	-	-	68.3	5.5	10.9	0.8
Total Proved	102.7	27.9	-	-	-	-	68.3	5.5	10.9	0.8
Total Proved Plus Probable	102.7	27.9	-	-	-	-	68.3	5.5	10.9	0.8

Claude Resources Inc. - 2007 Annual Information Form	53

Production History

The following tables set forth the Company’s average daily production volume for our assets before deduction of royalties payable to others, crude oil prices and net oil and natural gas capital expenditures incurred for the periods indicated. Also shown are average annual netbacks received by product category.

	Year Ended
	December 31, 2007	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production(1)
Light Oil (bbls/d)	136.6	134.1	140.0	134.9	137.4
Heavy Oil (bbls/d)	-	-	-	-	-
NGLs (bbls/d)	40.3	41.5	36.3	44.1	39.4
Natural Gas (Mcf/d)	1,611.4	1,595.6	1,534.7	1,639.0	1,677.9
Oil and NGL Netback ($/bbl) (3) (4)
Revenue	71.41	80.04	74.90	66.45	64.16
Royalties	15.39	17.18	15.86	14.49	14.03
Operating Expenses (2)	28.87	28.82	33.45	28.19	24.95
Transportation	-	-	-	-	-
Operating Netback (4)	27.15	34.04	25.59	23.77	25.18
Natural Gas Netback ($/Mcf) (1) (3) (4)
Revenue	6.41	6.00	5.15	6.96	7.44
Royalties	1.59	1.58	1.36	1.36	2.06
Operating Expenses (2)	2.15	2.10	1.64	2.64	2.21
Transportation	-	-	-	-	-
Operating Netbacks (4)	2.67	2.32	2.15	2.96	3.17

Notes:
(1)  before deduction of royalties
(2)  Operating expenses are allocated to the primary product. This allocation involves several assumptions.
(3)  Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administration costs.
(4)  Netbacks are calculated by subtracting royalties, operating expenses and transportation from revenue.

The following table indicates the average daily production from the important fields for the year ended December 31, 2007:

	Light Crude Oil, and NGLs	Heavy Oil	Natural Gas	Boe
	(bbls / d)	(bbls / d)	(Mcf / d)	(boe / d)
Edson	27.1	-	1,533.2	282.6
Nipisi	120.1	-	66.9	131.3
Other Alberta	13.4	-	11.3	15.3
Total Alberta	160.6	-	1,611.4	429.2
Total Saskatchewan	16.4	-	-	16.4
Total	177.0	-	1,611.4	445.6

Production from the Company’s assets for the year ended December 31, 2007 was 40% crude oil and NGLs with the remaining 60% derived from natural gas.

Claude Resources Inc. - 2007 Annual Information Form	54

Definitions and Other Notes

1.           “Gross” means:

(a)	in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any of our royalty interests;
(b)	in relation to wells, the total number of wells in which we have an interest; and
(c)	in relation to properties, the total area of properties in which we have an interest.

2.           “Net” means:

(a)	in relation to our interest in production and reserves, our interest (operating and non-operating) after deduction of royalties obligations, plus our royalty interest in production or reserves;
(b)	in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and
(c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own

3.           Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)           analysis of drilling, geological, geophysical and engineering data;
(b)           use of established technology; and
(c)           specified economic conditions

Reserves are classified according to the degree of certainty associated with the estimates.

(a)
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“Economic Assumptions” will be the prices and costs used in the estimate, namely:

(a)           constant prices and costs as at the last day of our financial year; and
(b)           forecast prices and costs

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)
 Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost to drill a well) to put the reserves into production. The developed category may be subdivided into producing and non-producing.

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(i)
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, must have previously been in production, and the date of resumption of production must be known with reasonable certainty.

(ii)
Developed non-producing reserves are those reserves that either have not been in production, or have previously been in production, but are shut-in, and the date of resumption of production is unknown.

(b)
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

4.           Forecast prices and costs

Future prices and costs that are:

(a)           generally acceptable as being a reasonable outlook of the future; and
(b)
if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under “Pricing Assumptions” identifies benchmark reference pricing that applies to us.

5.           Constant prices and costs

Prices and costs used in an estimate that are:

(a)	our prices and costs as at the effective date of the estimate, held constant throughout the estimated lives of the properties to which the estimate applies; and
(b)
if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a)

For the purposes of paragraph (a), our prices are the posted price for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

6.           “Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

7.           “Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and natural gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)
gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing, ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)
drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)
acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

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(d)           provide improved recovery systems.

8.           “Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

9.           “Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before and after acquiring a property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)
costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)
costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and the maintenance of land and lease records;

(c)           dry hole contributions and bottom hole contribution;
(d)           costs of drilling and equipping exploratory wells; and
(e)           costs of drilling exploratory type stratigraphic test wells.

11. “Service well” means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Item 4 Dividends

4.1 Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future. The present policy of the Company is to retain any future earnings for use in its operations and expansion of its business.

Item 5 Description of Capital Structure

5.1 General Description of Capital Structure

As of December 31, 2007, the authorized capital of the Company consisted of unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series. There were 96,997,397 common shares issued and outstanding as of December 31, 2007, the end of the Company’s most recent fiscal year. No first or second preferred shares were issued and outstanding as of that date.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Claude Resources Inc. - 2007 Annual Information Form	57

Item 6 Market for Securities

6.1 Trading Price and Volume

The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ” and on the American Stock Exchange (“Amex”) under the trading symbol “CGR”. The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the TSX for the twelve months ending December 31, 2007:

Toronto Stock Exchange
Common Share Trading Activity

	Canadian Dollars
2007	High	Low	Total Volume
December	$1.45	$1.18	1,974,500
November	$1.60	$1.30	3,709.600
October	$1.65	$1.37	5,394,900
September	$1.49	$1.24	3,598,600
August	$1.56	$1.08	5,549,100
July	$1.63	$1.35	2,957,700
June	$1.56	$1.31	6,056,000
May	$1.80	$1.39	4,778,300
April	$1.94	$1.57	8,624,500
March	$2.05	$1.57	4,384,900
February	$2.25	$1.60	4,033,600
January	$1.75	$1.50	2,079,300

The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the AMEX for the twelve months ending December 31, 2007:

American Stock Exchange Common Shares Trading Activity

	US Dollars
2007	High	Low	Total Volume
December	$1.45	$1.19	2,354,800
November	$1.75	$1.31	5,558,600
October	$1.68	$1.32	6,629,800
September	$1.50	$1.17	4,582,400
August	$1.50	$1.01	6,131,200
July	$1.56	$1.24	4,300,500
June	$1.47	$1.24	5,645,700
May	$1.64	$1.30	6,809,300
April	$1.71	$1.35	8,543,200
March	$1.77	$1.35	7,381,900
February	$1.95	$1.34	7,833,400
January	$1.46	$1.26	2,575,300

Claude Resources Inc. - 2007 Annual Information Form	58

Item 7 Directors and Officers

7.1 Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company, principal business activities outside the Company, common shares owned and percentage owned of all directors and executive officers are set forth below:

Name and Municipality	Positions Held	Director/Officer	Principal Occupation
of Residence		Since
Josef Spross (3)(4)(5) Saskatoon, SK	Director, Chairman of the Board	2006	Businessperson

A. Neil McMillan Saskatoon, SK	Director, President and CEO	1996	President and CEO of Claude

Ronald J. Hicks, CA(1)(2)(3) Saskatoon, SK	Director	2006	Chartered Accountant

Ted Nieman(1)(2)(3)(4) Saskatoon, SK	Director	2007	Senior Vice President, Canpotex Limited

J. Robert Kowalishin, P.Eng(1)(4)(5) Saskatoon, SK	Director	2007	Businessperson

R. McKay(2)(3)(5) La Ronge, SK	Director	2007	Businessperson

Rick Johnson, CA Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude

Philip Ng Saskatoon, SK	Vice President, Operations	2007	Vice President, Operations of Claude

Note:
(1)           Member of the Audit Committee.
(2)           Member of the Human Resources & Compensation Committee.
(3)           Member of the Nominating & Corporate Governance Committee.
(4)           Member of the Safety, Health & Environmental (SHE) Committee.
(5)           Member of the Reserves Committee.

All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations, office or executive positions except for: Mr. Spross, who was appointed to the Board August 3, 2006 and became Chairman December 31, 2006; Mr. Hicks, who was appointed to the Board on May 9, 2006; Mr. Nieman, who was appointed to the Board on January 8, 2007; Mr. Kowalishin, who was appointed to the Board March 29, 2007; Mr. McKay, who was appointed to the Board on May 8, 2007; Mr. McMillan, who from April 1996 to March 2004, was President of the Company; Mr. Johnson, who from January 1998 to March 2004, was Controller of the Company; and, Mr. Ng, who from August 2002 to November 2006 was the Chief Mine Engineer at the Coleman Mine in Sudbury, Ontario.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Claude Resources Inc. - 2007 Annual Information Form	59

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.
Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 390,500 common shares or .4 % of the common shares outstanding at December 31, 2007, being less than 1% of the issued and outstanding common shares of the Company.

Item 8 Transfer Agent and Registrar

8.1   Transfer Agent and Registrar

The Company’s transfer agent and registrar is Valiant Trust Company, located at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Item 9 Material Contracts

9.1    Material Contracts

The Company, other than the Red Mile transactions outlined in detail under “Property Royalties” on page 21, has no material contracts other than those entered into in the ordinary course of business.

Item 10 Interests of Experts

10.1  Names of Experts

Sproule Associates Limited, 900, North Tower, Sun Life Plaza, 140 Fourth Avenue S.W., Calgary, AB, T2P 3N3, has provided the Company with an independent evaluation of the Company’s oil and gas assets effective December 31, 2007 and pursuant to the Canadian Oil and Gas Evaluation Handbook (COGEH) and NI 51-101.

10.2   Interests of Experts

The Company has no knowledge of registered or beneficial interests held directly or indirectly by the experts named in section 9.1 in any securities or other property of the Company.

Item 11 Audit Committee

11.1  Audit Committee Charter

Attached as Appendix C is the Charter of the Company’s Audit Committee.

11.2   Composition of the Audit Committee.

Members of the Audit Committee are: Ronald J. Hicks (Chair), Ted Nieman, and J. Robert Kowalishin. Each member of the Audit Committee is independent and financially literate.

Claude Resources Inc. - 2007 Annual Information Form	60

11.3   Relevant Education and Experience

Name	Principal Occupation and Biography
Ronald J. Hicks, C.A. (May 2006)
Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”). He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited. Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee. Ron became a Director of Claude in 2006.

Ted Nieman, B.A., LLB (January 2007)
Ted Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973. He spent almost 20 years with that firm and its successor firm, Robertson Stromberg, becoming a partner in 1977. In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the world’s largest exporter of potash, as General Counsel and Corporate Secretary. In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President. Mr. Nieman has held several senior positions in Canpotex including Chief Operating Officer (2001-2004) responsible for all Canpotex operations. He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates. Mr. Nieman received his Bachelor of Arts degree in 1971 and his Bachelor of Laws degree in 1973, both from the University of Saskatchewan. He is a member of the Law Society of Saskatchewan and the Canadian Bar Association. Ted became a Director of Claude in 2007.

J. Robert Kowalishin, P.Eng. (March 2007)
J. Robert Kowalishin recently retired after a 42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto, Ontario. Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and northeastern United States. Since retirement, he has been a consultant and adviser to Trane's Leadership Development Program. Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan. Bob became a Director of Claude in 2007.

11.4   Pre-Approval Policies and Procedures.

The Committee has implemented a policy restricting the services that may be provided by the Company’s external auditors and the fees paid to the external auditors.

Claude Resources Inc. - 2007 Annual Information Form	61

11.5 External Audit Service Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2007 and 2006 fiscal years are shown in the table below:

	2007	2006
Audit fees	$178,250	$110,500
Audit related fees(1)	15,000	7,000
Tax fees(2)	15,000	14,430
Total	$208,250	$131,930

(1) Audit related fees are comprised of KPMGLLP services in respect of accounting consultations regarding financial accounting and reporting standards (2007) and Sarbanes-Oxley 404 scoping project (2006).
(2) Tax fees are comprised of KPMGLLP services in respect of tax compliance and tax planning.

Item 12 Additional Information

Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated March 28, 2008. Additional financial information is provided in the Company’s consolidated financial statements and MD & A for the year ended December 31, 2007.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Claude Resources Inc. - 2007 Annual Information Form	62

APPENDIX A

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Form 51-101F2

To the Board of Directors of Claude Resources Inc. (the “Company”):

1.
We have evaluated the Company’s reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location Of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Claude Resources Inc., as of December 31, 2007, prepared January to March 2008.	Canada
Total			Nil	21,877	Nil	21,877

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variation may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 4, 2008

/s/ Douglas R. Bates
Douglas R. Bates, P. Eng. Associate

/s/ Michael W. Maughan
Michael W. Maughan, C.P.G.,Geol. Vice President, Geoscience

/s/ Robert N. Johnson
Robert N. Johnson, P.Eng. Vice-President, Engineering

APPENDIX B

Report of Management and Directors
on Reserves Data and Other Information:

Management of Claude Resources Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. Such information includes reserves data, which are estimates of provided reserves and probably reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified evaluator will be filed with the securities regulatory authority concurrently with this report.

The Reserves Committee of the Board of Directors of the Company has

(a)	reviewed the Company’s procedures for providing information to the independent qualified evaluator;

(b)	met with the independent qualified evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation; and

      (c)     reviewed the reserves data with Management and the independent qualified evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has on the recommendation of the Reserves Committee approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

    (b)     the filing of the report of the independent qualified reserves evaluator on the reserves data; and

    (c)      the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ Josef Spross	/s/ Rick Johnson
Josef Spross Chairman	Rick Johnson CFO

/s/ Raymond McKay	/s/ Neil McMillan
Raymond McKay Director - Reserves Committee	Neil McMillan President & CEO

March 13, 2008

APPENDIX C

CLAUDE RESOURCES INC.

Charter of the Audit Committee
of the Board of Directors

I.              Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility to the shareholders as they relate to:

•	the integrity of the Company’s financial statements and the Company’s accounting policies, disclosure, internal controls and financial reporting practices;

•	recommending the appointment, compensation and the monitoring of the qualifications, independence and performance of the Company’s external auditors; and

•	maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company’s financial management and external auditors.

II.            Structure and Operations

Composition and Qualifications

The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine. The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of all applicable corporate securities laws and stock exchange listing requirements for audit committee membership.

1.
Each member of the Committee will be a Director who: (a) is not otherwise employed by the Company, and (b) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee unless otherwise permitted by applicable U.S. and Canadian regulatory standards.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required above.

3.
Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (a) director’s fees, which may be received in cash, stock options, or other in-kind consideration ordinarily available to Directors; (b) a pension or other deferred compensation for prior service that is not contingent on future service; and (c) other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (such qualifications interpreted by the Board in its business judgment) with at least one member designated as being a financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (such qualifications interpreted by the Board in its business judgment).

6.
No member of the Committee shall serve on the audit committee of more than four public companies (including Claude) unless the Board shall have made a prior determination that such simultaneous service will not impair the ability of the member to effectively serve on the Committee.

Organization, Procedures and Powers

1.
The Board shall appoint one member of the Committee as the Chair. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee. The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

2.
The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties.

III.           Meetings

The Committee will meet at least four times annually and at such other times as it deems necessary to fulfill its responsibilities. A majority of the members of the Committee shall constitute a quorum.

1.
The Committee may include in its meetings: (a) members of the Company’s management, (b) representatives of the external auditors, (c) other directors by invitation, or (d) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company’s management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.
A meeting of the Committee may be convened by the Chair of the Committee, a quorum of the Committee members, or the external auditors. The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings.

IV.           Responsibilities and Duties

Financial Statements and Published Information

1.
Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgment, to the extent that the foregoing may be material to financial reporting.

2.
Consider any matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.
Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgments made by management and their selection of accounting principles.

4.
Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law.

5.
Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company.

7.
Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.
Review the results of the external auditors’ audit work including findings and recommendations, including the post-audit management letter, and management’s response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.
Review the annual report, including the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Review with management and recommend to the Board for approval the Corporation’s Proxy Form, Information Circular, Annual Information Form and Form 40F.

12
Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor’s comments, if any, thereon), that the financial statements fairly represent the Company’s financial condition, cash flow and results for the reporting period.

13
Review and recommend to the Board for approval all interim unauditied financial statements and quarterly reports, related interim management discussion and analysis and media releases, before being released to the public.

14.	Review management’s internal control report and the related attestation report of the external auditors when required by Section 404 of the Sarbanes-Oxley Act of 2002.

15.           Review and approve all related party transactions.

Appointment, Retention and Evaluation of External Auditors

1.
The Company’s external auditors shall report directly to this Committee. This Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors. The Committee will recommend to the shareholders the appointment, and where appropriate, the replacement of the external auditors. In connection with its oversight of the external audit activities, the Committee will:

              •    At least annually, obtain and review a report by the external auditors describing:

                   (a)         The external audit firm’s internal quality-control procedures; and

(b)
Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.

               •      Annually review and evaluate:

                      (a)         The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.

              •      Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope. Recommend the Board approve the fees to be paid to external auditors.

               •      Periodically meet separately with the external auditors without senior management present.

              •      At least annually, present the Committee’s conclusion with respect to its evaluation of the external auditors to the Board. See “External Auditor Review Guidelines”.

Independence of External Auditors

1.
The Committee shall obtain confirmation and assurance as to the external auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company. The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.
The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and take appropriate action in response to the external auditors’ report to satisfy itself of their independence.

3.
The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy. The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting. See “Pre-Approval Policy”.

4.	Periodically review and, if necessary, update its guidelines for the Company’s hiring of employees and former employees of the external auditors who were previously engaged on the Company’s account.

5.
Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed “not independent of the Company”.

Internal Controls

The Committee will review with the external auditors and senior management:

•               The adequacy and effectiveness of the Company’s internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

•	Major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

•	Any related significant findings and recommendations of the external auditors together with senior management’s responses thereto.

Risk Management

The Committee will meet periodically with senior management to discuss the Company’s policies with respect to risk assessment and risk management. In doing so, the Committee will review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposure.

Disclosure Controls

1.           Review quarterly the disclosure controls and procedures, including the certification timetable and related process. Confirm with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

Approve the appointment and removal of Disclosure Committee Members.

Compliance

1.
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.             Review the findings of any examination by financial or corporate governance regulatory authorities.

3.
Establish procedures for receipt, retention and treatment of complaints received by the Committee regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. “See Whistleblower Policy”.

Miscellaneous

The Committee will:

1.
Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

2.	Approve the expenses submitted for reimbursement by the Chief Executive Officer or designate the Audit Chair to do the same.

V.        Annual Performance Evaluation

The Audit Committee shall perform a review and evaluation, at least annually, of the performance of the Audit Committee and its members, including a review of adherence of the Audit Committee to this Charter. In addition, the audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Nominating & Corporate Governance Committee any improvements to this Charter that the Audit Committee considers necessary or appropriate. The Audit Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.